

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 19, 2017

Via E-mail
Robert J. McMullan
Senior Vice President and Chief Financial Officer
MACOM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

Re: **MACOM Technology Solutions Holdings, Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 17, 2016
Form 8-K filed January 31, 2017
File No. 001-35451

Dear Mr. McMullan:

We have reviewed your April 5, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2017 letter.

Form 8-K filed January 31, 2017

Exhibit 99.1

1.   We note your response to comment 5 and related disclosures in your Form 8-K regarding the tax effect of your non-GAAP adjustments. Please revise future filings to clearly explain how you determined your adjusted non-GAAP income tax rate and explain the nature of any significant differences between your effective income tax rate determined under GAAP and your adjusted non-GAAP income tax rate. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

 /s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery